UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

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Explanatory note

On March 17, 2019, Deutsche Bank AG published the Ad-hoc Release set forth below. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Ad-hoc Release | March 17, 2019

Deutsche Bank is reviewing strategic options and confirms discussions with Commerzbank

Frankfurt am Main, March 17, 2019 (13:04 CET) – In light of arising opportunities, the management board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) has decided to review strategic options.

In doing so, the management board of Deutsche Bank is focused on improving the growth profile and profitability of the bank.

There is no certainty that any transaction will occur.

In this context we confirm that we are engaging in discussions with Commerzbank.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 16, 2018, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 18, 2019

By: /s/ Serdar Oezkan
Name: Serdar Oezkan
Title: Managing Director

By: /s/ Mathias Otto
Name: Mathias Otto
Title: Managing Director and Senior Counsel

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